Endeavour Silver Announces Annual General Meeting Results

VANCOUVER, BC -- (Marketwired - May 07, 2015) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that at yesterday's Annual General Meeting in Vancouver, shareholders voted in favour of all items of business, including the re-election of each director nominee. A total of 64.7 million votes were submitted by proxy, representing 63.4% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

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Director               Votes for Votes withheld Percent for Percent withheld
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Ricardo M. Campoy     26,055,204    1,945,310      93.1%          6.9%
Bradford J. Cooke     27,323,038     677,476       97.6%          2.4%
Geoffrey A. Handley   25,741,263    2,259,251      91.9%          8.1%
Rex J. McLennan       27,472,872     527,642       98.1%          1.9%
Kenneth Pickering     26,060,128    1,940,386      93.1%          6.9%
Mario D. Szotlender   14,942,489   13,058,025      53.4%          46.6%
Godfrey J. Walton     27,382,312     618,202       97.8%          2.2%

Shareholders also voted 86.9% in favour to reconfirm the Stock Option Plan and 95.6% in favour of the Proposed Performance Share Unit Plan. In addition, shareholders voted 97.0% in favour of re-appointing KPMG LLP as auditors, and to authorize the Board of Directors to fix the auditor's remuneration for the ensuing year.

At the Board of Directors meeting following the AGM, Geoff Handley was re-appointed Chairman of the Board and Chair of the Corporate Governance and Nominating Committee; Rex McLennan was re-appointed Chair of the Audit Committee; Ricardo Campoy was re-appointed Chair of the Compensation Committee; and Ken Pickering was appointed Chair of the Sustainability Committee.

About Endeavour - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted 10 consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

For more information, please contact:

Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com